As filed with the Securities and Exchange Commission on September 21, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Spirent Communications plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G83562101

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G83562101	Page 2 of 18 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 3 of 18 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Management Co., LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 4 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 5 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Co., LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 6 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,685,845
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,685,845
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,685,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 7 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,844,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,844,268
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 8 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,644,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,644,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,644,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 9 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,075,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,075,887
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,075,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 10 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G83562101	Page 11 of 18 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D is filed by the Reporting Person (as defined in Item 2 of this Amendment No. 2) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D and Schedule 13DA, as filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2006 and August 24, 2006, respectively, relating to the Ordinary Shares, par value 3 1/3 pence each (“Shares”) of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). Capitalized terms not otherwise defined in this Amendment No. 2 to Schedule 13D have the meaning given to them in such Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows.

The Reporting Persons are:

(i)	Sherborne Investors Co., LP, a Delaware limited partnership and managing member of the Funds (as defined below) (“Managing Member”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne GP”);
(iii)	Sherborne Management Co., LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)

Sherborne Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP” and together with the Managing Member, Sherborne GP and Sherborne Management, the “Sherborne Entities”);

(v)	Hayden Investors Partners, LLC, a Delaware limited liability company (“Hayden LLC”);
(vi)	Hayden Investors Partners II, LLC, a Delaware limited liability company (“Hayden II LLC”);
(vii)	Hanover Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(viii)	Hanover Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B” and, together with Hayden LLC, Hayden II LLC and Strategic Fund A, the “Funds”); and
(ix)	Edward J. Bramson, a citizen of the United Kingdom (“Bramson”).

CUSIP No. G83562101	Page 12 of 18 Pages

Each of the Reporting Persons has a business address at 135 East 57th Street, New York, NY 10022.

Each of the Funds is engaged primarily in the business of investing in securities. Each of the Managing Member and Sherborne Management is engaged primarily in the business of serving as managing member or investment manager of the Funds. Each of Sherborne GP and Sherborne Management GP is engaged primarily in the business of serving as the general partner of Managing Member and Sherborne Management, respectively.

None of the Reporting Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

For information required by Instruction C to Schedule 13D with respect to the members and managing directors of Sherborne GP (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 130,250,000 Shares owned by the Funds is $100,501,032.68 including brokerage commissions. The Shares owned by the Funds were acquired with such Fund’s available funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b) and (c) have been amended in their entirety with the following language:

(a) and (b) The aggregate percentage of Ordinary Shares reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 910,215,762 shares issued and outstanding as reported by the Issuer on Regulatory News Service on September 18, 2006. Sherborne Investors Co., LP, as the Managing Member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Ordinary Shares. Sherborne Investors GP, LLC, as the general partner of the Managing Member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Ordinary Shares. Sherborne Management Co., LP, as the investment manager to the Funds, is deemed the indirect beneficial owner of 130,250,000 Ordinary Shares. Sherborne Management GP, LLC, as the general partner of the investment manager, is deemed the indirect beneficial owner of 130,250,000 Ordinary Shares.

(c)          The Reporting Persons purchased the following Ordinary Shares in the open market since the last filing:

Reporting Person Hanover Strategic Fund A, LLC

CUSIP No. G83562101	Page 13 of 18 Pages

Trade	# of	Net USD
Date	Shares	Price/Shr.
23-Aug-06	10,780	0.89
29-Aug-06	29,646	0.89
30-Aug-06	21,561	0.89
31-Aug-06	172,486	0.88
7-Sep-06	16,171	0.86
13-Sep-06	9,433	0.90
14-Sep-06	35,036	0.91
15-Sep-06	169,978	0.92
18-Sep-06	13,475	0.92
Reporting Person Hanover Strategic Fund B, LLC

Trade	# of	Net USD
Date	Shares	Price/Shr.
23-Aug-06	18,486	0.89
29-Aug-06	50,838	0.89
30-Aug-06	36,973	0.89
31-Aug-06	295,783	0.88
7-Sep-06	27,730	0.86
13-Sep-06	16,176	0.90
14-Sep-06	60,081	0.91
15-Sep-06	291,482	0.92
18-Sep-06	23,108	0.92

Reporting Person Hayden Investors Partners, LLC

Trade	# of	Net USD
Date	Shares	Price/Shr.
23-Aug-06	90,571	0.89
29-Aug-06	249,070	0.89
30-Aug-06	181,142	0.89
31-Aug-06	1,449,136	0.88
7-Sep-06	135,856	0.86
13-Sep-06	79,249	0.90
14-Sep-06	294,356	0.91
15-Sep-06	1,428,061	0.92
18-Sep-06	113,214	0.92

CUSIP No. G83562101	Page 14 of 18 Pages

Reporting Person Hayden Investors Partners II, LLC

Trade	# of	Net USD
Date	Shares	Price/Shr.
23-Aug-06	80,163	0.89
29-Aug-06	220,446	0.89
30-Aug-06	160,324	0.89
31-Aug-06	1,282,595	0.88
7-Sep-06	120,243	0.86
13-Sep-06	70,142	0.90
14-Sep-06	260,527	0.91
15-Sep-06	1,263,941	0.92
18-Sep-06	100,203	0.92

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated August 24, 2006

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SHERBORNE INVESTORS CO., LP

By:  SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE MANAGEMENT CO., LP

By:  SHERBORNE MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

/s/ Edward Bramson

EDWARD BRAMSON

Schedule I

Information with respect to Members and Managing Directors of the Undersigned

The following sets forth as each of the members and managing directors of Sherborne Investors GP, LLC, his name, his business address and his principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted. Mr. Craig L. McKibben and Mr. Gerald L. Eastman, Jr. are managing directors of Sherborne GP and Sherborne Management GP and have a business address at 135 East 57th Street, New York, NY 10022. Mr. McKibben and Mr. Eastman are citizens of the United States.

None of the Covered Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Exhibit 1

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of ordinary shares, par value 3 1/3 pence per share, of Spirent Communications plc, and any future amendments thereto as may be required from time to time.

Dated:	September 21, 2006

SHERBORNE INVESTORS CO., LP

By: SHERBORNE INVESTORS GP, LLC, its general partner
By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE MANAGEMENT CO., LP

By: SHERBORNE MANAGEMENT GP, LLC, its general partner
By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS CO., LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

/s/ Edward Bramson

EDWARD BRAMSON